Filed pursuant to Rule 433

Registration Statement Nos. 333-202913 and 333-180300-03

FINANCIAL PRODUCTS

FACT SHEET K596

Offering Period: December 18, 2015 – December 27, 2015

5 Year
Buffered Accelerated Return Equity Securities (BARES)
Linked to a Basket

Product Terms

•	5 Year Buffered Accelerated Return Equity Securities (BARES) linked to the performance of the Basket.
•	If the Final Basket Level is equal to or greater than the Initial Basket Level, you will be entitled to participate in the appreciation, if any, of the Basket, subject to the Basket Return Cap.
•	If the Final Basket Level is less than the Initial Basket Level by not more than the Buffer Amount, you will be entitled to receive the principal amount at maturity.
•	If the Final Basket Level is less than the Initial Basket Level by more than the Buffer Amount, you will be exposed to any depreciation in the Basket beyond the Buffer Amount
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG ("Credit Suisse"), acting through its London branch.
Trade Date:	Expected to be December 28, 2015.
Settlement Date:	Expected to be December 31, 2015.
Basket:	Basket Component	Ticker	Weighting
	S&P 500® Index	SPX <Index>	65%
	iShares® MSCI EAFE ETF	EFA UP <Equity>	25%
	iShares® MSCI Emerging Markets ETF	EEM UP <Equity>	10%
Upside Participation Rate**:	Expected to be 150%.
Basket Return Cap**:	Expected to be between [73-77]%
Buffer Amount:	20%
Initial Level:	For each Basket Component, the closing level of such Basket Component on the Trade Date.
Final Level:	For each Basket Component, the closing level of such Basket Component on the Valuation Date.
Initial Basket Level:	Set to equal 100 on the Trade Date.
Final Basket Level:	The level of the Basket on the Valuation Date, calculated as follows: 100 x [1 + ((S&P 500® Index Return × 0.65) + (iShares® MSCI EAFE® ETF Return × 0.25) + (iShares® MSCI Emerging Markets ETF Return × 0.10))]
Basket Return:	If (a) the Final Basket Level is equal to or greater than the Initial Basket Level, then: the lesser of (i) the Basket Return Cap and (ii) the Upside Participation Rate x [(Final Basket Level – Initial Basket Level) / Initial Basket Level]; (b) the Final Basket Level is less than the Initial Basket Level by not more than the Buffer Amount, then: zero; or (c) if the Final Basket Level is less than the Initial Basket Level by more than the Buffer Amount, then: [(Final Basket Level – Initial Basket Level) / Initial Basket Level] + Buffer Amount.
Component Return:	For each Basket Component, calculated as follows: (Final Level – Initial Level) / Initial Level
Redemption Amount:	Principal Amount x (1 + Basket Return)
Valuation Date:	December 28, 2020
Maturity Date:	December 31, 2020
CUSIP:	22546VSZ0

* As used in this document, references to “we” or “our” are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

Certain Product Characteristics

•	Subject to a cap, leveraged participation in the appreciation, if any, of the Basket.
•	If the Final Basket Level is less than the Initial Basket Level by not more than the Buffer Amount, return of principal.
•	If the Final Basket Level is less than the Initial Basket Level by more than the Buffer Amount, full downside participation in the depreciation of the Basket beyond the Buffer Amount.
•	Buffer Amount of 20%.

Hypothetical Returns at Maturity

Percentage Change from the Initial Basket Level to the Final Basket Level	Basket Return (1)	Redemption Amount per $1,000 Principal Amount (1)(2)
60%	75%	$1,750
50%	75%	$1,750
40%	60%	$1,600
30%	45%	$1,450
20%	30%	$1,300
10%	15%	$1,150
0%	0%	$1,000
-10%	0%	$1,000
-20%	00%	$1,000
-30%	-10%	$900
-40%	-20%	$800
-50%	-30%	$700

(1)	Assumes an Upside Participation Rate of 150%**, a Buffer Amount of 20% and a Basket Return Cap of 75%** (the midpoint of the range).
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•	Your investment may result in a loss of up to 80% of the principal amount. The Redemption Amount will be less than the principal amount if the Final Basket Level is less than the Initial Basket Level by more than the Buffer Amount. In such case, you will be exposed to any depreciation in the Basket beyond the Buffer Amount.
•	The securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The securities do not pay interest.
•	The Basket Return will not exceed the Basket Return Cap regardless of the appreciation in the level of the Basket, which may be significant.

(See “Additional Risk Considerations” on the next page.)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: December 18, 2015 – December 27, 2015

5 Year
Buffered Accelerated Return Equity Securities (BARES)

Additional Risk Considerations

•	Anti-dilution protection is limited.
•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Basket.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated December 18, 2015, Underlying Supplement dated May 4, 2015, Product Supplement No. I dated May 4, 2015, Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:
http://www.sec.gov/Archives/edgar/data/1053092/000095010315009616/dp61954_424b2-k596.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.